Christopher Trueax

Associate

+1.215.963.5608

christopher.trueax@morganlewis.com

August 19, 2024

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

Shandy Pumphrey

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on Form N-14 for The Advisors’ Inner Circle Fund III (File No. 333-280723)

Dear Mr. Be and Ms. Pumphrey:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Registrant” or “Acquiring Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Acquiring Trust’s registration statement on Form N-14 (the “Registration Statement”), filed on July 8, 2024, with respect to the reorganization (the “Reorganization”) of the Ecofin Global Renewables Infrastructure Fund (the “Target Fund”), a series of Managed Portfolio Series (the “Target Trust”), into the Ecofin Global Renewables Infrastructure Fund, (the “Acquiring Fund,” and together, the “Fund”), a series of the Acquiring Trust.

Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Target Trust, Acquiring Trust and RWC Asset Management LLP, investment adviser of the Acquiring Fund (the “Acquiring Fund Adviser”), as appropriate. To the extent that the Staff disclosure comments and the Staff accounting comments are the same, they are provided in response to the comments under the Staff Disclosure Comments section only to avoid duplication. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

STAFF DISCLOSURE COMMENTS

1.	Comment. With reference to the “Economies of Scale” bullet point on page 2 of the Proxy Statement/Prospectus, consider whether any disclosure revisions should be made to the extent the Acquiring Fund anticipates a significant change in its distribution and marketing strategy as compared to the Target Fund.

Response. The Acquiring Fund does not anticipate a significant change in its distribution and marketing strategy as compared to the Target Fund. The Acquiring Fund Adviser plans to continue the Target Fund’s current distribution strategy combined with additional client channels through the Acquiring Fund Adviser’s existing relationships in the United States. To the extent there are any differences in the Funds’ distribution and marketing strategies, the Registrant does not believe these differences would materially affect the current disclosures in the Registration Statement. However, the Registrant has revised the “Economies of Scale” bullet point on page 2 of the Proxy Statement/Prospectus to provide more clarity in response to the Staff’s comment.

Raymond Be, Esq.

Shandy Pumphrey

August 19, 2024

2.	Comment. Under the “Annual Fund Operating Expenses” heading on page 3 of the Proxy Statement/Prospectus, please briefly explain why annual fund operating expenses are expected to increase, particularly in light of statements elsewhere in the Proxy Statement/Prospectus regarding anticipated economies of scale for the Acquiring Fund.

Response. The requested revisions have been made. The Registrant notes that Total Annual Fund Operating Expenses are expected to slightly increase following the Reorganization primarily because the costs of administrative services to the Acquiring Fund are expected to be more expensive than similar costs to the Target Fund.

3.	Comment. With reference to the definition of “Renewable Infrastructure Universe” in the fifth paragraph of the “Comparison of Principal Investment Strategies” section, it is not clear to the Staff how this definition applies to the term “renewable” as used in the Fund’s name. Please provide a clearer definition of this term and consider disclosing any levels or thresholds of a company’s operations that would cause the company to qualify as a renewable infrastructure company.

Response. The requested revisions have been made.

4.	Comment. The Staff believes, based on recent regulatory filings, that the Target Fund recently held positions in Dominion Resources, Inc., Exelon Corp. and Edison International. The Staff believes that these three companies may be viewed as large utility companies. Please supplementally explain how the Fund determined each of these three companies to be tied to renewable infrastructure for purposes of the Fund’s 80% investment policy adopted in accordance with Rule 35d-1 under the 1940 Act.

Response. The Acquiring Fund Adviser first notes that each of these companies has a broad and multifaceted business that arguably is broader than simply a “utility” company, which may itself have multiple and competing definitions. The Acquiring Fund Adviser further believes that each of these three companies meets the Fund’s criteria for determining whether a company falls within the Fund’s “Renewable Infrastructure Universe.” Such criteria require the company to derive at least 50% of its revenues from activities in power generation, transmission, distribution, storage and ancillary or related services and must invest in renewable generation or other net-zero carbon and related services, and/or contribute to reducing Emissions (as defined in the Registration Statement). As regulated utilities, these companies are key facilitators for transporting and distributing renewable electricity and the three companies have set net zero goals with implementation toward that goal underway. They provide investments in renewable energy to enable the energy transition to a decarbonized electricity generating system and meet the Fund’s investment criteria. Moreover, they continue to spend capital to grow their percentage mix of assets distributing and transmitting renewable power over time.

Raymond Be, Esq.

Shandy Pumphrey

August 19, 2024

The Acquiring Fund Adviser believes that each of Dominion Resources, Inc. and Edison International satisfy the Fund’s 80% policy because, in the view of the Acquiring Fund Adviser, they derive at least 50% of their revenues from activities in power generation, transmission, distribution, storage and ancillary or related services. As companies involved in power generation, the CO2 emissions by unit of electricity generated are lower than their U.S. peers due to their carbon-free and renewable electricity generation capacities. Therefore, these companies have a minimum 10% lower CO2 emissions per unit of electricity generated than the grids in which they operate.

With respect to Exelon, the Acquiring Fund Adviser also represents and believes that the investment meets the criteria of the Fund’s 80% policy. The Acquiring Fund Adviser notes that Exelon is not a power generation company but is rather a transmission and distribution company. It does not generate its own electricity or utility power but rather purchases such energy from providers that generally meet the Fund’s investment criteria. The company provides investments to enable the energy transition to a renewables and decarbonized electricity generating system.

5.	Comment. In the eighth paragraph of the “Comparison of Principal Investment Strategies” section, please discuss in greater detail the relative role that the Fund’s derivative strategy has within the portfolio, as well as the data and analysis that the Fund will use in selecting such derivatives.

Response. The Registrant has revised the disclosure to clarify the Fund’s usage of derivatives.

6.	Comment. With reference to the ninth paragraph of the “Comparison of Principal Investment Strategies” section, please clarify what types of data and analysis the Fund uses to select portfolio securities from the investment universe, including how the Fund determines whether a security has “attractive risk-adjusted intrinsic value.”

Response. The requested revisions have been made.

7.	Comment. With reference to the ESG considerations in the ninth paragraph of the “Comparison of Principal Investment Strategies” section:

(i). Please describe the criteria the Fund uses in determining what issuers it considers to have ESG characteristics, consistent with its chosen ESG definition/focus. The disclosure should include whether the Fund selects investments by reference to, for example: (1) an ESG index, (2) ESG scores or data from a third-party rating organization, (3) a proprietary screen and the factors the screen applies, or (4) a combination of the foregoing methods.

Response. The requested revisions have been made.

(ii). Please also describe the Fund’s due diligence practices in applying its screening criteria to portfolio companies.

Response. The requested revisions have been made.

Raymond Be, Esq.

Shandy Pumphrey

August 19, 2024

(iii). Please revise the disclosure to explain (1) whether the Fund’s ESG criteria is applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

Response. The requested revisions have been made.

8.	Comment. With reference to the risk factor titled “Leverage Risk,” to the extent obtaining leverage is a principal investment strategy of the Fund, please discuss this in the “Comparison of Principal Investment Strategies” section. If not, please explain why this is a principal risk of the Fund or remove the risk factor from the risk disclosures.

Response. The Acquiring Fund Adviser has revised the principal investment strategy disclosure in response to Comment 5 to clarify that obtaining leverage is not a principal investment strategy of the Fund, and, accordingly, has removed the principal risk factor titled “Leverage Risk.”

9.	Comment. Please review all principal risk factors to confirm that they are principal risks of the Fund. To the extent it is not clear from the principal investment strategy disclosure, please briefly explain the context of such risk(s). In particular, please review the risk factors titled “IPO Risk,” “Convertible Securities Risk,” and “Tax Risk.”

Response. The Acquiring Fund Adviser has reviewed the principal risk factors and confirms that they appropriately reflect the principal risks of investing in the Fund. With reference to the risk factors titled “IPO Risk” and “Convertible Securities Risk,” the first paragraph of the Fund’s principal investment strategy disclosure states that the Fund may principally invest in both IPOs and convertible securities, and the Fund believes such risk factors constitute principal risk factors.

In addition, the Fund believes the risk factor titled “Tax Risk” is an appropriate principal risk in light of the Fund’s ability to principally invest in commodities, as described in the fifth paragraph of the principal investment strategy disclosure. However, the Registrant has revised this risk factor to provide more context of how it relates to commodity investments.

10.	Comment. In the “Board Considerations in Approving the Reorganization” section, the Staff notes that the Target Fund’s Board of Trustees (the
“Target Fund Board”) took into consideration the expectation that the Total Annual Fund Operating Expenses of A Class Shares and Institutional Class Shares of the Acquiring Fund are projected to be 0.03% and 0.04% higher than the Total Annual Fund Operating Expenses of A Class Shares and Institutional Class Shares of the Target Fund, respectively. Please briefly discuss how the Target Fund Board considered these expected facts.

Response. The requested revisions addressing this comment have been made.

11.	Comment. On Page S-74, under the “Proxy Voting” section, please disclose how the Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, please explain via Correspondence why the Fund believes such disclosure is not required.

Response. The requested revisions have been made.

Raymond Be, Esq.

Shandy Pumphrey

August 19, 2024

STAFF ACCOUNTING COMMENTS

12.	Comment. The Staff notes that the Target Fund’s audited financial statements dated November 30, 2023 that are included in the N-14 Registration Statement are as of a date that is more than 245 days prior to the proposed effective date of the N-14. Accordingly, the Registrant must file a pre-effective amendment to the Registration Statement that includes the Target Fund’s semi-annual unaudited financial statements dated May 31, 2024.

Response. The Registrant has updated the Registration Statement to include the Target Fund’s semi-annual unaudited financial statements dated May 31, 2024.

13.	Comment. In the section titled “Summary of Key Information – What will happen if shareholders of the Target Fund do not approve the Reorganization,” please consider disclosing whether the Target Fund Board would consider other options besides liquidation. If this disclosure is revised, please consider whether any other corresponding disclosure changes should be made throughout the Proxy Statement/Prospectus.

Response. The requested revisions have been made.

14.	Comment. Please add disclosure under the heading “Expense Limitation Agreement with Respect to Target Fund” and to the fourth footnote of the fee comparison table, that any Target Fund fees previously waived will not be subject to recapture following the Reorganization.

Response. The requested revisions have been made.

15.	Comment. Please consider disclosing the amount of the Reorganization costs.

Response. The identity and expected costs of EQ Fund Solutions, the proxy solicitor, are disclosed in the Registration Statement. Further, in the “Summary of Key Information—Who will pay the costs of the Reorganization” section, the Registration Statement discloses that the Acquiring Fund Adviser will pay all of the costs of the Reorganization. Accordingly, the Acquiring Trust, the Target Trust and the Acquiring Fund Adviser do not believe disclosing the overall costs of the Reorganization would be relevant to shareholders and therefore respectfully decline to provide such disclosure.

16.	Comment. With reference to the section titled “Additional Information about the Funds – Comparison of Fund Fees and Expenses”:

(i). Please confirm that the fees presented reflect current fees in accordance with Item 3 of N-14.

Response. The Target Trust confirms that the fees presented reflect current fees as required by Item 3 of Form N-14.

(ii). Please consider adding disclosure that the total annual operating expenses of each Fund would be higher absent an expense limitation agreement.

Response. The requested revisions have been made.

Raymond Be, Esq.

Shandy Pumphrey

August 19, 2024

17.	Comment. The Staff notes that the Target Fund and Acquiring Fund use different independent registered public accounting firms. Please supplementally confirm that future filings of the Acquiring Fund will include the change in accountant disclosures as required by Item 304 of Regulation S-K.

Response. The Registrant confirms that it will include the required change in accountant disclosures in the Acquiring Fund's future filings as required by Item 304 of Regulation S-K.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax
Christopher Trueax